Exhibit 99(A)(1)(N)

Memorandum

To:	Employees

From:	Lara Williams

Date:	November 15, 2002

Subject:	Effect of Reverse Stock Split on Stock Option Offer to Exchange

On November 13, 2002, the Board of Directors of Blue Martini implemented a reverse split of our common stock, which was approved by our stockholders on November 12, 2002. As a result of this split, every seven outstanding shares of our common stock were combined into one share of common stock. Immediately after the reverse split, the number of outstanding shares of our common stock was reduced from 74,024,000 shares to approximately 10,574,857 shares (subject to adjustment as a result of cash payments for fractional shares), and the per share price of our common stock as listed on the Nasdaq National Market rose from $0.49 at the close of trading on the Nasdaq National Market on November 13, 2002 to $3.36 at the open of trading on the Nasdaq National Market on November 14, 2002. Accordingly, the number of shares subject to outstanding stock options decreased and the exercise price of outstanding stock options increased by the same ratio, so that the shares underlying each option after the reverse split still represent the same percentage ownership of Blue Martini as immediately before the reverse split.

The terms of the Offer to Exchange Outstanding Options that Blue Martini made to you on November 4, 2002, were also adjusted in proportion to the same ratio. All options that were eligible for exchange before the reverse split are still eligible for exchange after the reverse split; likewise, options that were ineligible are still ineligible. The only change in the Offer due to the reverse split is that the threshold exercise price used to determine which options are eligible for exchange under the terms of the Offer increased by a factor of seven, from $1.77 to $12.39, just as the exercise price of your options also increased by a factor of seven. For example, if you had an option for 7,000 shares at an exercise price of $5.00 before the reverse split, then after the reverse split, you will have an option for 1,000 shares at an exercise price of $35.00. All other terms and conditions of the Offer remain the same.

If you have any questions about the reverse stock split or the Offer please contact me at lara@bluemartini.com or (650) 356-7633.